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Filed by Bruker Daltonics Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Bruker AXS Inc.
Commission File No.: 000-33357

This filing relates to a planned merger between Bruker Daltonics Inc. ("BDAL") and Bruker AXS Inc. ("BAXS") pursuant to the terms of an Agreement and Plan of Merger dated as of April 4, 2003 (the "Merger Agreement") by and between BDAL and BAXS. The Merger Agreement was filed with the Securities and Exchange Commission by BDAL as an exhibit to a Report on Form 8-K on April 7, 2003 and by BAXS as an exhibit to the Report on Form 8-K on April 8, 2003.

On June 27, 2003, BDAL and Bruker AXS jointly issued the following press release:

Stockholders Approve Merger of Bruker Daltonics and Bruker AXS

Billerica, Massachusetts and Madison, Wisconsin—June 27, 2003—Bruker Daltonics Inc. (NASDAQ: BDAL) and Bruker AXS Inc. (NASDAQ: BAXS) today announced that they have received approval from their respective stockholders for the merger of the two companies. The companies anticipate closing the merger on July 1, 2003.

At today's annual meeting of stockholders, Bruker Daltonics stockholders approved the merger, with approximately 94% percent of the stockholders voting in favor, less than 0.1% voting against, less than 0.1% abstaining and 5.7% not voting. Of the minority holders, approximately 72% voted in favor of the merger.

At the Bruker AXS special meeting of stockholders, also held today, approximately 94% of the Bruker AXS stockholders approved the merger, less than 0.1% voted against, less than 0.1% abstained and approximately 5.8% did not vote. Of the minority holders, approximately 81% voted in favor of the merger.

The combined company will be named Bruker BioSciences Corporation and is expected to begin trading under its new name and Nasdaq symbol, BRKR, on July 2, 2003.

Bruker Daltonics is a leading developer and provider of innovative life science tools based on mass spectrometry. Its substantial investment in research and development allows it to design, manufacture and market a broad array of products intended to meet the rapidly growing needs of a diverse customer base, including pharmaceutical companies, biotechnology companies, proteomics companies, molecular diagnostics companies, academic institutions and government agencies. Bruker Daltonics has diverse technology platforms which integrate automated sample preparation and clean-up, advanced front-end AnchorChip MALDI targets and API source technology with cutting-edge proprietary MALDI-TOF, MALDI-TOF/TOF, ESI-(Q-q-)TOF, ion trap and (Q-q-)FTMS mass analyzers, as well as analysis and bioinformatics software. Bruker Daltonics is also a worldwide leader in supplying mass spectrometry-based systems for substance detection and pathogen identification in security and defense applications. For more information about Bruker Daltonics, please visit www.bdal.com

Bruker AXS is a leading developer and provider of life science and advanced materials research tools based on X-ray technology. The company develops, manufactures and markets worldwide advanced X-ray solutions for the three-dimensional structure determination of biological and chemical compounds, as well as for advanced materials research and analysis. Its diverse customer base includes pharmaceutical and biotechnology companies, advanced materials, semiconductor, synthetic polymer, and basic materials companies, as well as university and government research customers. Applications include x-ray crystallography for structural proteomics, and automated systems for combinatorial materials sciences. Bruker AXS has one of the most diverse set of x-ray technology platforms for molecular and materials analysis. For more information about Bruker AXS, please visit www.bruker-axs.com

CAUTIONARY STATEMENT

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein, including those statements about the proposed merger, are based on current expectations, but are subject to a number of risks and uncertainties. The factors that could cause actual future results to differ materially from current expectations include, but are not limited to, risks and uncertainties relating to the companies' inability to satisfy the closing conditions of the merger, reorganization strategies, integration risks, failure of conditions, technological approaches, product development, market acceptance, cost and pricing of the companies' products, changes in governmental regulations, capital spending and government funding policies, FDA and other regulatory approvals to the extent applicable, competition, the intellectual property of others, patent protection and litigation. These and other factors are identified and described in more detail in our filings, and those of Bruker AXS, with the SEC, including, without limitation, our respective annual reports on Form 10-K for the year ended December 31, 2002, our most recent quarterly reports on Form 10-Q, our current reports on Form 8-K and the joint proxy statement/prospectus filed in connection with the merger. We disclaim any intent or obligation to update these forward-looking statements.

FOR FURTHER INFORMATION:	Michael Willett, Investor and Public Relations Officer Tel: (978) 663-3660, ext. 1411 Email: michael.willett@bdal.com

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Stockholders Approve Merger of Bruker Daltonics and Bruker AXS